1900 Winston Road, Suite 300•Knoxville, TN 37919

P.O. Box 30698•Knoxville, TN 37930

P 865.693.1000

March 6, 2009

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention: Jim B. Rosenberg

Re:	Team Finance LLC
Form 10-K for the Fiscal Year Ended December 31, 2007
Filed March 11, 2008
Form 10-Q for the Quarterly Period Ended June 30, 2008
Filed August 11, 2008
File Number: 333-132495

Dear Mr. Rosenberg:

Reference is made to the comments from Vanessa Robertson, Staff Accountant of the Securities and Exchange Commission (the “Commission”), made via a phone call on February 23, 2009 related to the Form 10-K for the fiscal year ended December 31, 2007 and the Form 10-Q for the quarterly period ended June 30, 2008, filed by Team Finance LLC (the “Company”) on March 10, 2008 and August 11, 2008, respectively. This letter is in response to those comments. To assist your review, we have retyped the text of those comments below:

1.	Please refer to your response to Comment 3. Please address the following:

a.	Confirm that you will include a rollforward of professional liability reserves for all periods presented.

The Company will include a rollforward of professional liability reserves for all periods presented. Such schedules will be included in the Form 10-K for the period ended December 31, 2008.

b.	Given the magnitude of the changes in prior year loss estimates, please expand your proposed disclosure to further explain the favorable development.

See response to 1(e) below.

c.	Disclose which years the change in estimate related to. If you cannot quantify the favorable development by year, please explain why not and why you believe your reserve is properly recorded.

See response to 1 (e) below.

d.	Identify and describe in reasonable specificity the nature and extent of:

i.	New events that occurred; or

ii.	Additional experience/information obtained since the last reporting date that led to the change in estimate. Ensure your disclosure clarifies the timing of the change in estimate such as why recognition occurred in the periods that it did and why recognition in earlier periods was not required.

See response to 1 (e) below.

e.	Quantify each factor that resulted in a significant change in estimate, or disclose why you are not able to quantify the amount of favorable development that is due to each factor. If you are not able to quantify each factor, explain clearly how and why the factor affected your reserves.

As noted in Company’s previous responses to the SEC Staff, the estimation of medical professional loss liabilities is inherently complex and requires the assistance of actuarial consultants in providing management of the Company with actuarial loss projections to be used by management in developing its estimate of such liabilities. Further, the actuarial methodology and reports of actuarial loss estimates themselves are extremely complex and rely on a multitude of statistical and actuarial assumptions. As noted previously, there is no single key assumption or assumptions that are used to develop the Company’s estimate of ultimate losses on professional liability claims; therefore it is not practical or meaningful to disclose such assumptions or to discuss changes in the trends for such assumptions. However, management does believe that our internal investments in enhanced risk management and claims management resources and initiatives as well as the improved legal environment in certain key jurisdictions, such as Florida and Texas, have contributed to the favorable loss development trends during the prior year occurrence periods and will add such comments to the proposed disclosure.

The Company acknowledges that significant adjustments in prior year professional liability loss estimates have been realized. The most significant factor contributing to the change in the estimate of prior year professional loss estimates is the revision to the estimate of ultimate losses by occurrence period contained in the actuarial reports that the Company obtains on a periodic basis. Due to the multitude of factors and assumptions that go into the actuarial estimation process, as noted above, the Company cannot quantify or discuss individual factors or assumptions that cause the changes in the actuarial loss estimates between dates when such studies are performed. Many of the factors that influence actuarial loss estimates are noted in the previously proposed disclosure, but there is no way to comment on or discuss with any level of precision the impact any one of these factors has on the actuarial loss estimates and the changes in such estimates between actuarial reports. However, the Company has the ability to, and proposes to, provide enhanced disclosure surrounding the changes in the undiscounted loss estimates by occurrence period between actuarial reporting periods. Changes in the prior year loss estimates contained in the revised actuarial reports have a significant impact on management’s estimate of professional liability losses for such historical periods. For example, in the 2007 fiscal year, the actuarial loss estimates received by the Company reflected a reduction in estimated undiscounted losses of between 12.6% and 13.9% (at various confidence factors) for the occurrence periods commencing March 2003 through December 2006 associated with the self insured program that commenced in March 2003. Similarly, the actuarial loss estimates for the period covered by the commercial insurance policy in place between March 1999 and March 2003, where the Company bears the risk for losses in excess of the aggregate limits of the policy coverage, reported a reduction in undiscounted estimated losses for such periods of between 13.3% and 14.9%. (at various confidence factors).

During 2007, of the total change in estimate associated with prior year professional liability losses of $32.1 million, approximately $21.3 million was associated with loss estimates established in prior years for the self insurance program that commenced in March 2003 and extended through December 2006 occurrence periods. The remaining change in estimated professional liability losses of $10.8 million was associated with estimated losses in excess of the aggregate limit of coverage under the commercial insurance program that ended March 2003.

It is not possible to quantify the amount of the change in the Company’s estimate of losses by individual fiscal period due to the nature of the professional liability loss estimates that are provided to the Company on an occurrence year basis and the nature of the coverage that is obtained in the commercial insurance market which is underwritten on a claims made or report year basis. Even though the Company is self insured for a significant portion of its risk, due to customer contracting requirements and state insurance regulations, it still, at times, must place coverage on a claims made or report year basis with commercial insurance carriers. When evaluating the appropriate carrying level of its self insured professional liability reserves, management of the Company considers the current estimates of occurrence period loss estimates as well as how such loss estimates and related future claims will interact with previous or current commercial insurance programs when projecting future cash flows. However, the complexity that is associated with multiple occurrence years interacting with multiple report periods that contain risks and related reserves retained by the Company as well as transferred to commercial insurance carriers makes it impossible to allocate the change in estimate to individual occurrence years. Instead, the Company proposes to disclose the components of the change in estimate associated with prior year professional liability reserves between the self insurance program that commenced March 2003 and the excess exposure under the commercial insurance program that preceded the self insured program.

With regard to the timing of the change in estimates, such changes were recorded in the period in which the Company received a revised view of the estimated ultimate losses by occurrence period from its actuarial consultants. During 2007, such revised actuarial reports were finalized and received in April 2007 as well as in October 2007. Upon receipt of such revised actuarial reports, the Company evaluated the results of the actuarial studies and the revised loss estimates, compared such revised results to the current carrying value of its professional liability loss reserves, and made adjustments to the carrying value of its reserves as needed. Although management of the Company monitors loss development within its professional liability reserves on an ongoing basis, no changes in estimated carrying value of prior year professional liability reserves were made until the revised actuarial loss report had been provided by the Company’s actuarial consultants due to the complexity in projecting such loss estimates and the need for management to utilize the work of such consultants in evaluating the carrying value of its professional liability loss reserves.

The Insurance Reserves section of the Management’s Discussion and Analysis will be revised to enhance the disclosure regarding the favorable change in estimates in the prior year professional liability reserves as noted in Attachment II. The proposed changes are marked against the proposed revision to the Management’s Discussion and Analysis contained in Attachment III of the Company’s correspondence of February 6, 2009.

2.	Refer to your response to Comment 3(f). Please revise attachment 3 to state that the professional liability reserves relates primarily to unsettled claims or tell us where you intend to provide the disclosure and include the proposed disclosure in your response.

The Company will revise the disclosure as requested in the Form 10-K for the period ended December 31, 2008. See Attachment I which reflects additional revisions to the proposed Note 14 in the Form 10-K for the year ended December 31, 2007. The proposed changes are marked against the proposed revision to Note 14 contained in Attachment IV of the Company’s correspondence of February 6, 2009.

* * *

The Company’s management acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call David P. Jones at 865-293-5522 with any questions or further comments you may have regarding this filing or if you wish to discuss the above response.

Very truly yours,

/s/ David P. Jones
David P. Jones
Chief Financial Officer

Attachment I

Revision to Proposed Note 14

14. Other Noncurrent Liabilities

Other noncurrent liabilities consist of the following as of December 31 (in thousands):

	2007	2006
Professional liability loss reserves	$153,252	$170,526

Other	12,884	8,618

	$166,136	$179,144

The Company’s professional liability loss reserves consist of the following as of December 31 (in thousands):

	2007	2006
Estimated losses under self-insured programs	$162,904	$170,512

Estimated losses under commercial insurance programs	58,014	59,500

	220,918	230,012
Less—estimated amount payable within one year	67,666	59,486

	$153,252	$170,526

The Company provides for its estimated professional liability losses through a combination of self-insurance and commercial insurance programs. During the period March 12, 1999 through March 11, 2003, the primary source of the Company’s coverage for such risks was a professional liability insurance policy provided through one insurance carrier. The commercial insurance carrier policy included an insured loss limit of $130.0 million. In April 2006, the Company amended the policy with the commercial insurance carrier to provide for an increase in the aggregate limit of coverage based upon certain premium funding levels. As of December 31, 2007, the insured loss limit under the policy was $149.4 million. Losses in excess of the limit of coverage remain as a self-insured obligation of the Company. Beginning March 12, 2003, professional liability loss risks are principally being provided for through self-insurance with a portion of such risks (“claims-made” basis) transferred to and funded into a captive insurance company. The accounts of the captive insurance company are fully consolidated with those of the other operations of the Company in the accompanying financial statements.

The self insurance components of our risk management program include reserves for future claims incurred but not reported (“IBNR”). As of December 31, 2007, of the $162.9 million of estimated losses under self insured programs, approximately $103.0 million represent an estimate of IBNR claims and expenses and additional loss development with the remaining $59.9 million representing specific case reserves. Of the existing case reserves as of December 31, 2007, $1.0 million represent case reserves that have been settled, but not yet funded, and $58.9 million reflect unsettled case reserves.

The amounts at December 31, 2007 and 2006 reflected above as estimated losses under commercial insurance programs are expected to be paid by the underlying commercial insurance carriers to which applicable insurance premiums have previously been paid. Such amounts are, accordingly, offset by identical insurance receivable amounts in the accompanying balance sheets of the Company.

The Company’s provisions for losses under its self-insurance components are estimated using the results of periodic actuarial studies. Such actuarial studies include numerous underlying estimates and assumptions, including assumptions as to future claim losses, the severity and frequency of such projected losses, loss development factors and others. The Company’s provisions for losses under its self-insured components are subject to subsequent adjustment should future actuarial projected results for such periods indicate projected losses greater or less than previously projected. The Company’s estimated loss reserves under such programs are discounted at 4.0%, which is the current ten year U.S. Treasury rate which reflects the risk free interest rate over the expected period of claims payments.

Included in the consolidated statements of operations for the year ended December 31, 2007 and 2006 are reductions of professional liability reserves related to prior years of $32.1 million and $12.1 million, respectively, resulting from the Company’s receipt of revised actuarial loss estimates for these periods during the first and third quarters of each year.

Attachment II

Revision to Proposed Disclosure

Management Discussion and Analysis

Insurance Reserves. The nature of our business is such that it is subject to professional liability claims and lawsuits. Historically, to mitigate a portion of this risk, we have maintained insurance for individual professional liability claims with per incident and annual aggregate limits per physician for all incidents. Prior to March 12, 2003, we obtained such insurance coverage from commercial insurance providers. Subsequent to March 11, 2003, we have provided for a significant portion of our professional liability loss exposures through the use of a captive insurance company and through greater utilization of self-insurance reserves. Since March 12, 2003, the most significant cost element within our professional liability program consists of the actuarial estimates of losses by occurrence period. In addition to the estimated actuarial losses, other costs that are considered by the Company in the estimation of professional liability costs include program costs such as brokerage fees, claims management expenses, program premiums and taxes, and other administrative costs of operating the program including the costs to operate the captive insurance subsidiary. Net costs in any period reflect our estimate of net losses to be incurred in that period as well as any changes to our estimates of the reserves established for net losses of prior periods.

Our commercial insurance policy for professional liability losses for the period from March 12, 1999 through March 11, 2003 included insured limits applicable to such coverage in the period. Effective April 2006, we executed an agreement with the commercial insurance provider that issued the policy that ended March 11, 2003 to increase the existing $130.0 million aggregate limit of coverage. Under the terms of the agreement, we will make periodic premium payments to the commercial insurance company and the total aggregate limit of coverage under the policy will be increased by a portion of the premiums paid. We have committed to fund premiums such that the total aggregate limit of coverage under the program remains greater than the paid losses at any point in time. During fiscal year 2006, we funded a total of $11.0 million under this agreement. For the year ended December 31, 2007, we funded a total of $9.6 million and have agreed to fund an additional $1.5 million in the first quarter of 2008. We have the option to fund additional premium payments during 2008 and future periods which will be based upon the level of incurred losses relative to the aggregate limit of coverage at that time.

As of December 31, 2007, the current aggregate limit of coverage under this policy was $149.4 million and the estimated loss reserve for claim losses and expenses in excess of the current aggregate limit recorded by the Company was $19.7 million.

The accounts of the captive insurance company are fully consolidated with those of our other operations in the accompanying financial statements.

The estimation of medical professional liability losses is inherently complex. Medical professional liability claims are typically resolved over an extended period of time, often as long as ten years or more. The combination of changing conditions and the extended time required for claim resolution results in a loss estimation process that requires actuarial skill and the application of judgment, and such estimates require periodic revision. A report of actuarial loss estimates is prepared at least semi-annually. Management’s estimate of our professional liability costs resulting from such actuarial studies is significantly influenced by assumptions, which are limited by the uncertainty of predicting future events, and assessments regarding expectations of several factors. These factors include, but are not limited to: historical paid and incurred loss development trends; hours of exposure as measured by hours of physician and related professional staff services; trends in the frequency and severity of claims, which can differ significantly by jurisdiction due to the legislative and judicial climate in such jurisdictions; coverage limits of third-party insurance; the effectiveness of our claims management process; and the outcome of litigation. As a result of the variety of factors that must be considered by management, there is a risk that actual incurred losses may develop differently from estimates.

The underlying information that serves as the foundational basis for making our actuarial estimates of professional liability losses is our internal database of incurred professional liability losses. The Company has captured extensive professional liability loss data going back, in some cases, over twenty years that is maintained and updated on an ongoing basis by our internal claims management personnel. Our database contains comprehensive incurred loss information for our existing operations as far back as fiscal 1997 (reflecting the initial timeframe in which we migrated to a consolidated professional liability program concurrent with the consummation of several significant acquisitions) and, in addition, we possess additional loss data that predates 1997 dates of occurrence for certain of our operations. Loss information reflects both paid and reserved losses incurred when we were covered by outside commercial insurance programs as well as paid and reserved losses incurred under our self insurance program. Because of the comprehensive nature of the loss data and our comfort with the completeness and reliability of the loss data, this is the information that is used in the development of our actuarial loss estimates. We believe this database is one of the largest~~, if not the largest,~~ repositories~~y~~ of physician professional liability loss information available in our industry and provides us and our actuarial consultants with sufficient data to estimate the ultimate losses under our self insurance program. In addition to the estimated losses, as part of the actuarial process, we obtain revised payment pattern assumptions that are based upon our historical loss and related claims payment experience. Such payment patterns reflect estimated cash outflows for aggregate incurred losses by period based upon the occurrence date of the loss as well as the report date of the loss. Although variances have been observed in the actuarial estimate of ultimate losses by occurrence period between actuarial studies, the estimated payment patterns have shown much more limited variability. These payment patterns are used by us to develop our estimate of the discounted reserve amounts. The relative consistency of the payment pattern estimates provides us with a foundation in which to develop a reasonable estimate of the discount value of the professional liability reserves based upon the most current estimate of ultimate losses to be paid and reasonable likelihood of the related cash flows over the payment period. As of December 31, 2007, our estimated loss reserves are discounted at 4.0%, which is the current ten year U.S. Treasury rate which reflects the risk free interest rate over the expected period of claims payments.

In establishing our initial reserves for a given loss period, management considers the results of the actuarial loss estimates for such periods as well assumptions regarding loss retention levels and other program costs to be incurred. On a semi-annual basis, we will review our professional liability reserves considering not only the reserves and loss estimates associated with the current period but also the reserves established in prior periods based upon revised actuarial loss estimates. The actuarial estimation process employed utilizes a frequency severity simulation model to estimate the ultimate cost of claims for each loss period. The results of the simulation model are then validated by a comparison to the results from several different actuarial methods (paid loss development, incurred loss development, incurred Bornhuetter-Ferguson method, paid Bornhuetter-Ferguson method) for reasonableness. Each method contains assumptions regarding the underlying claims process. Actuarial loss estimates at various confidence levels capture the variability in the loss estimates for process risk but assume that the underlying model and assumptions are correct. Adjustments to professional liability loss reserves will be made as needed to reflect revised assumptions and emerging trends and data. Any adjustments to reserves are reflected in the current operations. Due to the size of our reserve for professional liability losses, even a small percentage adjustment to these estimates can have a material effect on the results of operations for the period in which the adjustment is made. Given the number of factors considered in establishing the reserves for professional liability losses, it is neither practical nor meaningful to isolate a particular assumption or parameter of the process and calculate the impact of changing that single item. The actuarial reports provide a variety of loss estimates based upon statistical confidence levels reflecting the inherent uncertainty of the medical professional liability claims environment in which we operate. Initial year loss estimates are recorded using the actuarial expected loss estimate, but aggregate professional liability loss reserves may be carried at amounts in excess of the expected loss estimates provided by the actuarial reports due to the relatively short time period in which the Company has provided for its losses on a self insured basis and the expectation that we believe additional adjustments to prior year estimates may occur as our reporting history and loss portfolio matures. In addition, the Company is subject to the risk of claims in excess of insured limits as well as unlimited aggregate risk of loss in certain loss periods. As the Company’s self insurance program continues to mature and additional stability is noted in the loss development trends in the initial years of the program, we expect to continue to review and evaluate the carried level of reserves and make adjustments as needed. During 2007, the Company recorded a reduction in professional liability reserves associated with prior year estimates in the amount of $32.1 million. Of the total reserve reduction, approximately $23.1 million was associated with loss estimates established in prior years for the self insurance program covering the loss occurrence periods from March 12, 2003 through December 31, 2006. The remaining reserve reduction of $10.8 million was associated with the estimated losses in excess of the aggregate limit of coverage under the commercial insurance program that ended March 12, 2003. The adjustments to the prior year professional liability loss reserves were recorded in both the first and third quarters of 2007 and coincided with the receipt of revised actuarial reports of the Company’s estimated professional liability losses. Management considers the results of such actuarial studies when estimating the appropriate level of professional liability reserves and no adjustments to prior year loss estimates were made in periods where updated actuarial loss estimates were not available. Contributing to the reduction in professional liability reserves associated with prior years were improvements in the estimate of ultimate losses by occurrence years contained in the actuarial reports received during 2007. Such actuarial reports reflected a reduction in the estimated ultimate undiscounted losses by occurrence period of between 12.6% and 13.9% (at various confidence factors) for the self insured loss period from March 12, 2003 through December 31, 2006. The actuarial report also reflected a reduction in the estimated undiscounted losses of between 13.3% and 14.9% (at various confidence factors) for the Company’s exposure in excess of the aggregate limit of coverage in place on the commercial insurance program that ended March 12, 2003. Due to the complexity of the actuarial estimation process, there are many factors, trends, and assumptions that must be considered in the development of the actuarial loss estimates and the Company is not able to quantify and disclose which specific elements are primarily contributing to the favorable development in the revised loss estimates of historical occurrence periods. However, we believe that our internal investments in enhanced risk management and claims management resources and initiatives as well as the improved legal environment in certain key jurisdictions such as Florida and Texas have contributed to the favorable loss development trends during the prior year occurrence periods.

~~Our commercial insurance policy for professional liability losses for the period March 12, 1999 through March 11, 2003, included insured limits applicable to such coverage in the period. Effective April 2006, we executed an agreement with the commercial insurance provider that issued the policy that ended March 11, 2003 to increase the existing $130.0 million aggregate limit of coverage. Under the terms of the agreement, we will make periodic premium payments to the commercial insurance company and the total aggregate limit of coverage under the policy will be increased by a portion of the premiums paid. We have committed to fund premiums such that the total aggregate limit of coverage under the program remains greater than the paid losses at any point in time. During fiscal year 2006, we funded a total of $11.0 million under this agreement. For the year ended December 31, 2007, we funded a total of $9.6 million and have agreed to fund an additional $1.5 million in the first quarter of 2008. We have the option to fund additional premium payments during 2008 and future periods which will be based upon the level of incurred losses relative to the aggregate limit of coverage at that time.~~

~~As of December 31, 2007, the current aggregate limit of coverage under this policy is $149.4 million and the estimated loss reserve for claim losses and expenses in excess of the current aggregate limit recorded by the Company was $19.7 million.~~

~~The accounts of the captive insurance company are fully consolidated with those of our other operations in the accompanying financial statements.~~